UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-37694

NORBORD INC.

(Translation of the registrant’s name into English)

1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-10: File No. 333-215266, Form F-3: File No. 333-220258 and Form S-8: File Nos. 333-213179 and 333-211895.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Press Release, dated October 27, 2017.

99.2	Unaudited Condensed Interim Consolidated Financial Statements.

99.3	Management’s Discussion and Analysis.

99.4	Form 52 - 109F2 - Certification of Interim Filings – CEO.

99.5	Form 52 - 109F2 - Certification of Interim Filings – CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORBORD INC.

Date: October 27, 2017

	By:	/s/ Elaine Toomey
Name: Elaine Toomey
Title: Assistant Corporate Secretary